UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  July 2, 2004


                            PREMIER BRANDS FOODS PLC
                         (formerly Premier Foods plc and
                        Premier International Foods plc)
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                                  28 The Green
                                  Kings Norton
                                   Birmingham
                                     B38 8SD
                                     England
--------------------------------------------------------------------------------
                     (Address of principal executive office)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F |X| Form      40-F |_|


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to theCommission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                Yes |_|       No |X|

                                  EXHIBIT INDEX



    Exhibit                                Description
    -------                                -----------

      99.1 Press release, dated July 2, 2004, issued by Premier relating to change of name.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



Date: July 2, 2004



Premier Brands Foods plc

By: /s/ Paul Thomas
    --------------------------------
Name: Paul Thomas
Title: Group Finance Director